Confidential Treatment is requested by Warren Resources, Inc. pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Requested

WILLIAMSON PETROLEUM CONSULTANTS, INC.

TEXAS REGISTERED ENGINEERING FIRM F-81

303 VETERANS AIRPARK LANE, SUITE 1100

MIDLAND, TEXAS 79705

PHONE: 432-685-6100

FAX: 432-685-3909

E-MAIL: WPC@WPC-INC.COM

September 1, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention Mr. Ronald Winfrey

Gentlemen:

Subject:                     WTU Review

Williamson Project 9.9320

[Note- The information redacted from this letter including the information in the attachments has been provided as confidential supplemental information in a separate letter addressed to Mr. Ronald Winfrey dated even date herewith requesting confidential treatment of such information pursuant to Rule 83 (17 C.F.R. 200.83) and applicable regulations of the Commission Act of 1934 and Rule 101(c)(2) of Regulation S-T (the “Confidential Submission”).]

As a reminder, Warren Resources, Inc. (Warren) commenced re-development of the WTU in 2005. Since that time, Warren has drilled 47 producers and 27 injectors in the Upper Terminal Zone.

The following discussion and exhibits support the assignment of waterflood proved undeveloped reserves at December 31, 2008 for 47 wells located in the Wilmington Townlot Unit (WTU) and completed in the Upper Terminal Zone.

The WTU development plan consists of a seven-spot injection pattern with an injection well surrounded by six producers. The seven-spot waterflood pattern is a more efficient pattern than the previous large area peripheral waterflood pattern utilized by Exxon.

Enclosed as Exhibit A

[redacted]

Also enclosed

[redacted]

In our opinion, the enclosed documents support the assignment of Upper Terminal PU reserves [redacted] at December 31, 2008 resulting from water injection in the Upper Terminal Zone for the WTU.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

/s/ Roy C. Williamson, Jr.

Roy C. Williamson, Jr., P.E.

RCW/RCH/thb

Attachments

Williamson Petroleum Consultants, Inc.
F-81